UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:________

PART I – REGISTRANT INFORMATION

ACER THERAPEUTICS INC.

(Full Name of Registrant)

n/a

(Former Name if Applicable)

One Gateway Center, Suite 356

300 Washington Street

(Address of Principal Executive Office (Street and Number))

Newton, MA 02458

(City, State and Zip Code)

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Acer Therapeutics Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 (the “Form 10-Q”) by the November 14, 2023 filing due date because the Company requires additional time to complete the accounting for the Relief Agreements (defined below) to be included in the Form 10-Q. As previously disclosed in a Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on August 31, 2023, on August 28, 2023, the Company and Relief Therapeutics Holding AB (“Relief”) entered into that certain Exclusive License Agreement (the “ELA”), pursuant to which Relief will hold exclusive development and commercialization rights for OLPRUVA® in the European Union, Liechtenstein, San Marino, Vatican City, Norway, Iceland, Principality of Monaco, Andorra, Gibraltar, Switzerland, United Kingdom, Albania, Bosnia, Kosovo, Montenegro, Serbia and North Macedonia (“Geographical Europe”). The Company will have the right to receive a royalty of up to 10% of the net sales of OLPRUVA® in Geographical Europe. Additionally, on August 28, 2023, the Company and Relief entered into a Termination Agreement (the “Termination Agreement” and together with the ELA, the “Relief Agreements”), pursuant to which the Company and Relief mutually agreed to terminate the Collaboration and License Agreement, dated March 19, 2021, by and between the Company and Relief. In accordance with the terms of the Termination Agreement, Relief will receive an upfront payment from the Company of $10.0 million with an additional payment of $1.5 million due on the first-year anniversary of the $10.0 million payment. The Company has also agreed to pay a 10% royalty on net sales of OLPRUVA® worldwide, excluding Geographical Europe, and 20% of any value received by the Company from certain third parties relating to OLPRUVA® licensing or divestment rights, all of the foregoing which are capped at $45.0 million, for total payments to Relief of up to $56.5 million.

The accounting for the Relief Agreements is complicated and that work is ongoing. The Company will not be in a position to file the Form 10-Q until after this complex accounting for the quarter has been finalized.

As a result, the Company has been unable to complete its preparation and review of its Form 10-Q in time to file within the prescribed time period without unreasonable effort or expense. The Company continues to work expeditiously to file the Form 10-Q as soon as practicable and currently anticipates filing the Form 10-Q within the five-day extension provided by Rule 12b-25(b).

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Harry S. Palmin	(844)	902-6100
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

At this time, it is unclear whether any significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the Form 10-Q.

Cautionary Note Regarding Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 includes information that constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current beliefs, assumptions and expectations regarding future events, which in turn are based on information currently available to the Company. Such forward-looking statements include statements regarding the estimated impact of the accounting for the Relief Agreements on the Company’s results of operations and financial statements; the Company’s anticipated timeline for completing the accounting; and the Company’s anticipated ability to file its Form 10-Q within the five-day extension provided by Rule 12b-25(b). By their nature, forward-looking statements address matters that are subject to risks and uncertainties. A variety of factors could cause actual events and results to differ materially from those expressed in or contemplated by the forward-looking statements, including the Company’s expectations regarding valuation calculations, materiality or significance and the quantitative effects of the Relief Agreements on the Company’s financial statements. These factors include, without limitation, the risk that additional information may become known prior to the expected filing with the SEC of the Form 10-Q described herein or that other subsequent events may occur that would require the Company to make additional adjustments to its financial statements or further delay the filing of the Form 10-Q with the SEC. Other risk factors affecting the Company are discussed in detail in the Company’s filings with the SEC. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

ACER THERAPEUTICS INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 14, 2023	By:	/s/ Harry S. Palmin
Harry S. Palmin
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).